Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2005 and DECEMBER 31, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	March 31, 2005	December 31, 2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,508	$116,922
Cash, restricted	504	1,453
Receivables-
Trade accounts receivable, net	12,231	20,206
Insurance claims	1,960	1,282
Due from related companies	4,680	5,173
Advances and other	3,438	3,828

	22,309	30,489

Financial instruments - Fair value	2,550	—
Inventories	3,592	4,059
Prepaid insurance and other	3,552	2,347

Total current assets	177,015	155,270

INVESTMENTS	14,859	10,000
FIXED ASSETS:
Advances for vessels under construction	131,449	121,260

Vessels	829,744	805,148
Accumulated depreciation	(177,435)	(168,874)

Vessels’ Net Book Value	652,309	636,274

Total fixed assets	783,758	757,534

DEFERRED CHARGES, net	14,833	15,184

Total assets	$990,465	$937,988

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$40,333	$39,693

Accounts payable-
Trade	15,969	14,937
Due to related companies	1,145	2,657
Dividend declared	19,160	—
Other	1,237	1,454

	37,511	19,048

Accrued liabilities	10,199	8,632
Accrued bank interest	2,852	2,653
Financial instruments - Fair value	—	78
Unearned revenue	4,244	6,435
Deferred income, current portion	4,005	4,005

Total current liabilities	99,144	80,544

LONG-TERM DEBT, net of current portion	338,726	325,471

DEFERRED INCOME, net of current portion	11,451	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at March 31, 2005 and December 31, 2004; 20,164,468 and 20,175,536 issued and outstanding at March 31, 2005 and December 31, 2004, respectively.	20,165	20,176
Additional paid-in capital	281,969	282,451
Other comprehensive income	2,561	1,136
Retained earnings	236,449	215,758

Total stockholders’ equity	541,144	519,521

Total liabilities and stockholders’ equity	$990,465	$937,988

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended March 31,
	2005	2004
VOYAGE REVENUES:	$76,874	$83,023

EXPENSES:
Commissions	3,151	3,499
Voyage expenses	6,978	10,954
Charter hire expense	6,035	6,063
Vessel operating expenses	13,726	13,667
Depreciation	8,560	8,692
Amortization of deferred dry-docking costs	1,730	2,374
Provision for doubtful receivables	—	244
Management fees	1,395	1,245
General and administrative expenses	499	570
Foreign currency losses	29	45
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels	(5,203)	—

Operating income	40,767	36,462

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(1,586)	(3,154)
Interest income	687	81
Other, net	(16)	—

Total other income (expenses), net	(915)	(3,073)

Net Income	$39,851	$33,389

Earnings per share, basic	$1.98	$1.94

Earnings per share, diluted	$1.97	$1.93

Weighted average number of shares, basic	20,174,624	17,195,173

Weighted average number of shares, diluted	20,194,589	17,272,003

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2004 AND THREE MONTHS ENDED MARCH 31, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2004		$17,152	$203,631	$95,217	$(1,431)	$314,569
Net income	143,290	—	—	143,290		143,290
- Issuance of common stock		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options		149	1,603			1,752
- Cash dividends declared and paid ($0.50 per share)				(8,631)		(8,631)
- Cash dividends declared and paid ($0.70 per share)				(14,118)		(14,118)
- Fair value of financial instruments	1,706				1,706	1,706
- Reclassification of losses on undesignated cash flow hedges	861				861	861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	$282,451	$215,758	$1,136	$519,521

Net income	39,851			39,851		39,851
- Exercise of stock options		3	30			33
- Repurchase and cancellation of common stock (13,805 shares)		(14)	(512)			(526)
- Cash dividends declared ($0.95 per share)				(19,160)		(19,160)
- Fair value of financial instruments	1,425				1,425	1,425

Comprehensive income	$41,276

BALANCE, March 31, 2005		$20,165	$281,969	$236,449	$2,561	$541,144

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2005	2004
Cash Flows from Operating Activities:
Net income	$39,851	$33,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,560	8,692
Amortization of deferred dry-docking costs	1,730	2,374
Amortization of loan fees	59	91
Amortization of deferred income	(1,001)	(1,006)
Change in fair value of financial instruments	(1,064)	(1,164)
Payments for dry-docking	(2,353)	(397)
Gain on sale of vessels, net	(5,203)	—
(Increase) Decrease in:
Receivables	8,180	2,148
Inventories	467	(572)
Prepaid insurance and other	(1,205)	(1,415)
Increase (Decrease) in:
Accounts payable	(697)	(624)
Accrued liabilities	1,766	1,560
Unearned revenue	(2,191)	431

Net Cash from Operating Activities	46,900	43,507

Cash Flows from Investing Activities:
Advances for vessels under construction	(19,083)	(37,270)
Vessel acquisitions and/or improvements	(18,504)	(46,529)
Investments	(4,998)	—
Proceeds from sale of vessels, net	9,144	—
Restricted cash	949	—

Net Cash used in Investing Activities	(32,492)	(83,799)

Cash Flows from Financing Activities:
Proceeds from long-term debt	26,250	40,000
Financing costs	(225)	(169)
Payments of long-term debt	(12,354)	(8,137)
Proceeds from exercise of stock options	33	1,276
Repurchase and cancellation of common stock	(526)	—

Net Cash from Financing Activities	13,178	32,970

Net increase/(decrease) in cash and cash equivalents	27,586	(7,322)
Cash and cash equivalents at beginning of period	116,922	86,813

Cash and cash equivalents at end of period	$144,508	$79,491